UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-15811

Costa Farms, LLC 401(k) Plan
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

MARKEL GROUP INC.
4521 Highwoods Parkway
Glen Allen, Virginia 23060
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Table of Contents
    Page
Report of Independent Registered Public Accounting Firm    1-2
Financial Statements:
Statements of Net Assets Available for Benefits    3
Statement of Changes in Net Assets Available for Benefits    4
Notes to the Financial Statements    5-11
Supplemental Schedules:
Schedule of Assets (Held at End of Year)    12-13
Schedule of Delinquent Participant Contributions    14
Exhibit Index    15
Signature    16

Report of Independent Registered Public Accounting Firm

Plan Participants and Retirement Plan Committee
Costa Farms, LLC 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Costa Farms, LLC 401(k) Plan (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report of Independent Registered Public Accounting Firm

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) and schedule of delinquent participant contributions as of and for the year ended December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) and schedule of delinquent participant contributions are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2021.

Asheville, North Carolina
June 26, 2025

Costa Farms, LLC 401(k) Plan Statements of Net Assets Available for Benefits December 31, 2024 and 2023

	2024	2023
ASSETS
Interest-bearing cash	$109,150	$91,741
Investments at fair value	37,228,516	27,757,579
Investment at contract value	2,133,928	1,980,057

Total investments	39,471,594	29,829,377

Receivables:
Employer contributions	296,999	72,856
Participant contributions	200,009	110,282
Notes receivable from participants	1,199,375	852,423

Total receivables	1,696,383	1,035,561

Net assets available for benefits	$41,167,977	$30,864,938

See accompanying notes to financial statements.

Costa Farms, LLC 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2024

Additions to net assets attributed to:
Net appreciation in fair value of investments	$4,188,077

Interest income on notes receivable from participants	75,270

Contributions
Participant	3,503,724
Employer	2,023,065
Rollovers	3,765,130

Total contributions	9,291,919

Total additions	13,555,266

Deductions from net assets attributed to:
Benefits paid to participants	3,140,789
Administrative expenses	111,438

Total deductions	3,252,227

Net change	10,303,039

Net assets available for benefits:
Beginning of year	30,864,938

End of year	$41,167,977

See accompanying notes to financial statements.

Costa Farms, LLC 401(k) Plan Notes to Financial Statements December 31, 2024 and 2023

1.Description of Plan

The following description of the Costa Farms, LLC 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution 401(k) retirement plan covering substantially all employees of Costa Farms, LLC and participating employers (Company). Employees who have reached 21 years of age are eligible to make elective deferrals to the Plan immediately upon hire and receive employer safe harbor matching contributions after one year of service. On July 15, 2024, John Hancock Trust Company LLC began serving as the Plan’s custodian (John Hancock). Prior to July 15, 2024, Nationwide Trust Company, FSB (NTC) and Nationwide Life Insurance Company (NLIC) served as the custodians of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each year, participants may contribute any amount of compensation in the form of traditional 401(k) pre-tax salary deferrals, as defined in the Plan, subject to Internal Revenue Code (IRC) limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans, including participant loan balances, and certain individual retirement accounts. During 2024 and 2023, the Company provided a safe harbor matching contribution of 100% of the first 3% and 50% of the next 2% of each participant’s deferral contribution. Contributions are subject to certain limitations.

Investment options
Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds, a collective investment fund and a fully-benefit responsive investment contract as investment options for participants. In 2024, the Plan also offered a fund that included Markel Group Inc. common stock (ultimate parent of Costa Farms, LLC). As of June 17, 2025, the Plan no longer offers the Markel Group Stock Fund.

Participant accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan earnings (losses), charged with benefit payments, and transaction fees related to notes receivable from participants and distributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
All contributions from participants or the Company, plus actual earnings thereon, vest immediately. Prior to January 1, 2022, vesting in the Company’s contribution portion of their accounts plus actual earnings thereon was based on years of service. A participant was 100% vested after 5 years of credited service.

Costa Farms, LLC 401(k) Plan Notes to Financial Statements December 31, 2024 and 2023

Notes receivable from participants
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with the local prevailing rates as determined by the plan administrator. At December 31, 2024, outstanding loans bore interest rates ranging from 3.25% to 9.50%. Principal and interest are paid ratably through payroll deductions.

Payment of benefits
On termination of service, retirement, disability or death, a participant may elect to receive a lump sum amount equal to the vested value of their account. Hardship distributions are available upon demonstration of financial hardship. In-service distributions are available from fully vested sources after the participant reaches age 59½.

Forfeitures
At December 31, 2024 and 2023, forfeited nonvested accounts were $109,145 and $91,741, respectively. These accounts will reduce future Company contributions or be used to pay administrative expenses. No forfeitures were used during 2024.

2.Summary of Significant Accounting Policies

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates and assumptions.

Investment valuation and income recognition
Investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the custodian. See Note 3 for discussion of fair value measurements.

Investments in fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received plus any accrued but unpaid interest. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Costa Farms, LLC 401(k) Plan Notes to Financial Statements December 31, 2024 and 2023

Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes received from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits
Benefits are recorded upon distribution.

Administrative expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. The amount charged to each participant is based on the nature of the expense. Depending on the nature of the expense, it is either charged evenly to all participants or on a pro-rata basis based on their investment balance. Expenses relating to specific participant transactions (notes receivable from participants and distributions) are charged directly to the participant’s account.

3.Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1:	Observable inputs such as quoted prices in active markets.
Level 2:	Inputs other than quoted prices in active markets that are either directly or indirectly observable.
Level 3:	Unobservable inputs about which little or no market data exists, therefore, requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

There have been no changes in methodologies used at December 31, 2024 and 2023. The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds
Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.

Markel Group Stock Fund
The Markel Group Stock Fund is a unitized stock fund valued at the net asset value (NAV) of the assets in the fund and includes shares of Markel Group Inc. common stock valued at quoted market prices, and a nominal amount of cash and cash equivalents to provide liquidity for participant directed transactions.

Costa Farms, LLC 401(k) Plan Notes to Financial Statements December 31, 2024 and 2023

Collective investment fund
This fund is valued at NAV of units of the collective fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. The collective investment fund is not required to be classified within a level on the fair value hierarchy.

The following tables set forth by level within the fair value hierarchy summarize the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2024 and 2023.

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Mutual funds	$33,738,943	$—	$—	$33,738,943

Markel Group Stock Fund	—	32,159	—	32,159

Total assets in the fair value hierarchy	$33,738,943	$32,159	$—	$33,771,102

Investments measured at NAV (a)				3,457,414

Investments at fair value				$37,228,516

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Mutual funds	$27,757,579	$—	$—	$27,757,579

Investments at fair value				$27,757,579

(a) In accordance with GAAP, certain investments that were measured at NAV per share as a practical expedient (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes investments held for which fair value is measured using the NAV practical expedient as of December 31, 2024. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value December 31, 2024	Fair Value December 31, 2023	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Collective investment fund	$3,457,414	$—	None	Daily	10 days

The Plan did not hold investments measured using the NAV practical expedient at December 31, 2023.

Costa Farms, LLC 401(k) Plan Notes to Financial Statements December 31, 2024 and 2023

4.Fully Benefit-Responsive Investment Contracts

The Plan holds a traditional investment contract in the form of a stable value fund with a contract value of $2,133,928 in 2024 and in the form of a guaranteed investment contract with a contract value of $1,980,057 in 2023. These contracts meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

For both types of traditional investment contracts held by the Plan, the contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate as of December 31, 2024 and 2023 is 3.2% and 2.3%, respectively, based on a formula agreed upon with the issuers. Such interest rates are reviewed on a quarterly basis for resetting.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) premature termination of the contracts, (4) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (5) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following: (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation or (4) a material amendment to the agreements without the consent of the issuer.

Costa Farms, LLC 401(k) Plan Notes to Financial Statements December 31, 2024 and 2023

5.Exempt Party-in-Interest Transactions

Certain plan investments were managed by John Hancock, Nationwide Trust Company, FSB and Nationwide Life Insurance Company (Nationwide) and affiliates. John Hancock and Nationwide are the custodians as defined by the Plan and, therefore, these organizations are party-in-interests. In 2024, the Plan paid $26,307 and $35,667 for administrative services to John Hancock and Nationwide, respectively. Individually nonmaterial expenses paid to other parties in interest aggregated $49,464 during the year ended December 31, 2024. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2024 and 2023, the Plan held, at the participants’ discretion, approximately 2,872 shares and 0 shares, respectively, of the Markel Group Stock Fund that holds Markel Group Inc. common stock. During the year ended December 31, 2024, $32,228 of shares in the Markel Group Stock Fund were purchased and $3,708 were sold. At December 31, 2024, shares in the Markel Group Stock Fund were valued at $11.20 per share. During the year ended December 31, 2024, the Markel Group Stock Fund recognized dividend income of $34 related to these shares. At December 31, 2024, the Markel Group Stock Fund held 18 shares of Markel Group Inc. common stock valued at $31,072.

Loans to Plan participants, which are considered parties-in-interest, were granted throughout 2024 and 2023 as part of normal Plan operations.

6.Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants would become fully vested in their employer contributions.

7.Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (IRS) stating that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan is relying on the IRS approval of the pre-approved plan that it is utilizing. The IRS has determined and informed the document sponsor by a letter dated June 30, 2020, that the pre-approved plan document was designed in accordance with applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Costa Farms, LLC 401(k) Plan Notes to Financial Statements December 31, 2024 and 2023

8.Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.Non-Exempt Party-in-Interest Transactions

During the 2019 through 2022 plan years, there were unintentional delays by the Company in submitting participant contributions totaling $405,877 to the custodian. During 2023 and 2024, the custodian failed to credit $805,123 to the participants. The Company has changed custodians due to these errors. The delinquent contributions from 2019 to 2024 constitute prohibited transactions. The Company completed payments for the contributions and lost earnings from 2019 through 2023 to the affected participants in March 2025 and completed payments for the contributions for the 2024 plan year to the affected participants in May 2025. The Company is calculating and expects to pay the 2024 lost earnings to compensate those participants for potential lost income due to delays in June 2025.

Costa Farms, LLC 401(k) Plan Schedule of Assets (Held at End of Year) Schedule H, Line 4i EIN: 27-1453116 December 31, 2024

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value

	Ultimate Parent Company common stock:
*	Markel Group Inc.	Markel Group Stock Fund		$32,159

	Mutual funds:
	American Beacon	AB Bond Infl Strat Portfolio A		180,481
	American Funds	Amer Ret Inc PortConserv R6		91,232
	American Funds	American Cap World Gr & Inc R6		1,180,600
	American Funds	American Funds U.S. Gov Sec R6		1,837
	American Funds	American Inc Fd of America R6		510,267
	American Funds	American New World Fund R6		344,978
	Baron Capital Group, Inc	Baron Real Estate R6		525,620
	BlackRock	BlackRock Strategic Inc Opp I		937
	Calvert Research and Management	Calvert Core Bond Fund A		376,384
	Dimensional Fund Advisors	DFA US Targeted Value Prt I		310,627
	Diamond Hill	Diamond Hill Mid Cap Y		697,301
	Dodge & Cox	Dodge & Cox Global Bond I		108,794
	First Eagle	First Eagle Gold Fund R6		10,943
	Fuller & Thaler	Fuller & Thaler Behav SC Eq R6		446,440
	Goldman Sachs	Goldman GQG Prtnrs Intl Opp In		469,745
	Janus Henderson	Janus Henderson Glb Life Sci N		19,202
	Janus Henderson	Janus Respsble Intl Div A		431,929
	JPMorgan	JP Morgan Large Growth R6		1,404,923
	JPMorgan	JP Morgan U.S. Equity Fd R6		374,105
	Lord Abbett Floating Rate Fund	Lord Abbett Floating Rate R5		8
	Madison Funds	Madison Mid Cap Fund R6		750,722
	MFS	MFS Global Real Estate R6		875
	Oakmark	Oakmark Fund R6		1,743,605
	PGIM Funds (Prudential)	PGIM High Yield R6		1,782,960
	PGIM Funds (Prudential)	PCIM Total Return Bond R6		392,894
	PIM CO	Pimco CommPLUS Strgty Inst		851
	PIM CO	PIM CO Em Mkt Loc Curr&Bond Ins		13,470
	PIM CO	PIM CO LT US Gvt Instl		2,875
	Pioneer Global	Pioneer Glbl Sustain Equity Y		57,252
	Franklin Templeton Investments	Putnam SC Growth R6		584,996
	State Street Global Advisors	SSGA Hedged Intl Dev Eq Idx K		442,567
	T. Rowe Price	T. Rowe Price Financial Svcs I		12,059

Costa Farms, LLC 401(k) Plan Schedule of Assets (Held at End of Year) Schedule H, Line 4i EIN: 27-1453116 December 31, 2024

				(Continued)

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value

	Vanguard	Vanguard Energy Fund Adm		$19,901
	Vanguard	Vanguard Growth Index Fd Adm		1,785,705
	Vanguard	Vanguard Info Tech Idx Admiral		62,995
	Vanguard	Vanguard Target Ret 2020 Fund		226,227
	Vanguard	Vanguard Target Ret 2025 Fund		2,533,813
	Vanguard	Vanguard Target Ret 2030 Fund		2,203,339
	Vanguard	Vanguard Target Ret 2035 Fund		3,335,796
	Vanguard	Vanguard Target Ret 2040 Fund		3,985,927
	Vanguard	Vanguard Target Ret 2045 Fund		2,225,241
	Vanguard	Vanguard Target Ret 2050 Fund		1,242,255
	Vanguard	Vanguard Target Ret 2055 Fund		1,075,460
	Vanguard	Vanguard Target Ret 2060 Fund		650,223
	Vanguard	Vanguard Target Ret 2065 Fund		270,327
	Vanguard	Vanguard Target Ret 2070 Fund		102
	Vanguard	Vanguard Target Ret Income Fd		230,608
	Virtus	Virtus KAR SC Growth R6		619,545

	Stable value fund:
	The Standard Insurance Company	Apex Guarantee Fix Interest A6		2,133,928

	Collective investment fund:
*	John Hancock	John Hancock 500 Index Trust R		3,457,414

	Interest-bearing cash account:
	JP Morgan	JP Morgan US Govt M Mkt Cap		109,150

*	Participant loans***	Maturing through December 2050, interest rates from 3.25% to 9.50%, collateralized by participant accounts	$—	$1,199,375

			$—	$40,670,969

*	Party in interest.
**	Cost information omitted for participant-directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

Costa Farms, LLC 401(k) Plan Schedule of Delinquent Participant Contributions Schedule H, Line 4a EIN: 27-1453116 Year Ended December 31, 2024

Year	Participant Contributions Transferred Late to the Plan (Participant Loan Repayments Are Included)	Totals That Constitute Nonexempt Prohibited Transactions		Totals That Constitute Nonexempt Prohibited Transactions	Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

2019	$225,741	$225,741	$—	$—	$—
2020	180,136	180,136	—	—	—
2023	64,339	64,339	—	—	—
2024	740,784	740,784	—	—	—
	$1,211,000	$1,211,000	$—	$—	$—

Participant contributions and loan repayments have been remitted to the Plan and lost earnings will be remitted.

Exhibit Index

Number    Description
23        Consent of Forvis Mazars, LLP, Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee members of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Costa Farms, LLC 401(k) Plan

	By:	/s/ Arianna Cabrera de Oña
	Name:	Arianna Cabrera de Oña
	Title:	SVP, Chief People Officer and General Counsel, Costa Farms, LLC
Retirement Plan Committee Member

Date: June 26, 2025